UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission File No.: 001-11421

A. Full title of the plan:

Dollar General Corporation
401(k) Savings and Retirement Plan

B. Name of issuer of securities held pursuant to the plan and the address of principal executive office:

Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072

Contents

Report of Independent Registered Public Accounting Firm...................................................................................................................................................	1

Audited Financial Statements

Statements of Net Assets Available for Benefits.................................................................................................................................................................	2
Statement of Changes in Net Assets Available for Benefits.................................................................................................................................................	3
Notes to Financial Statements............................................................................................................................................................................................	4

Supplemental Schedules

Schedule H, Line 4a-Schedule of Delinquent Participant Contributions..................................................................................................................................	13

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)...........................................................................................................................................	14

Signatures...	15

Exhibit Index...	16

Report of Independent Registered Public Accounting Firm

The Participants and Plan Administrator of
Dollar General Corporation 401(k) Savings and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Dollar General Corporation 401(k) Savings and Retirement Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2006 and assets (held at end of year) as of December 31, 2006, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                        /s/ Ernst & Young LLP

Nashville, Tennessee
May 15, 2007

Dollar General Corporation
401(k) Savings and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2006	2005
Assets
Investments, at fair value:
Dollar General Corporation common stock	$21,810,444	$28,863,685
Common trust fund	537,233	344,040
Collective trust fund	15,888,094	15,151,286
Registered investment companies	62,399,772	49,404,315
Participant notes receivable	4,604,213	4,203,756
Real estate limited partnership	-	106,450
Total investments	105,239,756	98,073,532

Receivables:
Employer contributions	253,898	296,977
Participants’ contributions	407,256	469,348
Total receivables	661,154	766,325

Total assets	105,900,910	98,839,857

Liabilities
Accrued expenses	102,045	240,573
Net assets at fair value	105,798,865	98,599,284

Adjustment from fair value to contract value for investments in the collective trust fund	346,672	235,071

Net assets available for benefits	$106,145,537	$98,834,355

See accompanying notes.

Dollar General Corporation
401(k) Savings and Retirement Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

Additions:
Additions to net assets attributed to:
Investment income:
Interest and dividends	$3,625,764
Net appreciation in fair value of investments	238,943
3,864,707

Contributions:
Employer	6,297,329
Participants	10,080,736
Rollover	1,293,539
17,671,604

Class action proceeds	25,303
Total additions	21,561,614

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	13,690,391
Administrative expenses	560,041
Total deductions	14,250,432

Net increase	7,311,182

Net assets available for benefits:
Beginning of year	98,834,355
End of year	$106,145,537

See accompanying notes.

Dollar General Corporation
401(k) Savings and Retirement Plan

Notes to Financial Statements

December 31, 2006

1.    Description of Plan

The following brief description of the Dollar General Corporation 401(k) Savings and Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for all employees of Dollar General Corporation (the Employer or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions

The Plan allows the participants to make contributions of the participants’ earnings in the form of deferred compensation to a retirement plan before income taxes are deducted. The contributions are invested, and income earned is not taxed to the participant until withdrawn from the Plan.

Participants may elect to contribute from 1% to 25% of pre-tax annual eligible compensation as defined in the Plan document, subject to certain limitations under applicable federal law. Participants who have attained age 50 by the end of the Plan year may elect to contribute additional amounts on a pre-tax basis under the catch-up provision of the Plan subject to certain limitations under the Internal Revenue Code (the Code). Participants may also make rollover contributions to the Plan. The Employer shall match 100% of the combination of regular pre-tax 401(k) deferrals and catch-up deferrals contributed by participants up to the first 5% of eligible compensation (Employer Matching Contribution). The participant contribution and Employer Matching Contribution are invested as directed by the participant.

In addition to the Employer Matching Contribution described above, the Employer may contribute discretionary amounts from time to time (Profit Sharing Contribution) as Profit Sharing Contributions. The Profit Sharing Contribution is invested as directed by the participant. Participants must be employed on the last day of the Plan year to receive a Profit Sharing Contribution. There was no Profit Sharing Contribution for the 2006 Plan year.

1.    Description of Plan (continued)

Participant Accounts

Each participant’s account is adjusted for the participant’s contributions and withdrawals, as applicable, allocations of the Employer contributions, Plan earnings, and an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. During 2005 and 2006, proceeds received by the Plan from the settlement of a class action suit involving Dollar General stock were allocated on a pro-rata basis among eligible participants based on each participant’s number of units of Dollar General stock held in their account at the time of filing the Proof of Claim.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are always 100% vested in any contributions or rollovers they make to the Plan. Participants who have been active employees and have completed one hour of service on or after January 1, 2003, are immediately vested in their Employer Matching Contributions, Profit Sharing Contributions, and actual earnings thereon. Participants who do not have one hour of service on or after January 1, 2003, are subject to the prior vesting schedule under the Plan. Participants are 100% vested without regard to credited service in the event of death, disability, or attainment of retirement age.

Participant Loans

Participants in the Plan may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of a) $50,000 reduced by the largest outstanding loan balance within the last twelve months or b) 50% of their vested account balance. The Plan was amended effective August 25, 2005 to allow the maximum amount that may be borrowed in the event the loan qualifies as a Qualified Katrina Loan, as defined in the Plan document, to be the lesser of $100,000 or 100% of their vested account balance. Only one loan may be outstanding at a time. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Loans must be repaid within 5 years from the date of the loan unless proceeds are used to acquire the principal residence of the participant borrower. Principal and interest are paid ratably through weekly or semi-monthly payroll deductions.

Payment of Benefits

Upon termination of service, a participant may elect to receive a lump-sum amount equal to the value of the participant's vested interest in his or her account or, under certain circumstances, may purchase an annuity. Participant accounts with a balance of $1,000 or less are required to be distributed upon termination.

1.    Description of Plan (continued)

Forfeited Accounts

Forfeited balances of terminated participants’ nonvested accounts are used to reduce future contributions of the Company or to pay reasonable Plan expenses. In 2006, Plan expenses of $99,500 were paid from forfeited nonvested accounts. The balance of forfeited nonvested accounts was $92,591 and $106,549 at December 31, 2006 and 2005, respectively.

Administrative Expenses

Participants pay for the costs charged for originating loans from their account balance. Fees and expenses associated with the administrative and recordkeeping services provided by an external provider are paid by the Plan. The Employer pays all other expenses.

Plan Termination

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, all participant accounts will become fully vested and the assets will be distributed to participants or their beneficiaries.

2.    Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

New Accounting Pronouncement

In December 2005, the Financial Accounting Standards Board (FASB) issued FASB Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP defines the circumstances in which an investment contract is considered fully benefit responsive and provides certain reporting and disclosure requirements for fully benefit responsive investment contracts in defined contribution health and welfare and pension plans. The financial statement presentation and disclosure provisions of the FSP are effective for financial statements issued for annual periods ending after December 15, 2006 and are required to be applied retroactively to all prior periods presented for comparative purposes. The Plan has adopted the provisions of the FSP at December 31, 2006.

2.    Summary of Significant Accounting Policies (continued)

As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts recognized at fair value. AICPA Statement of Position 94-4-1, Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans, as amended, requires fully benefit responsive investment contracts to be reported at fair value in the Plan’s Statement of Net Assets Available for Benefits with a corresponding adjustment to reflect these investments at contract value. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005 presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value, which generally equals the quoted market price on the last business day of the Plan year. The shares of registered investment companies are valued at quoted active market prices that represent the net asset value of shares held by the Plan at year-end. The Dollar General Corporation common stock is valued at the last reported active market sales price on the last business day of the Plan year. The contract value of participation units owned in the collective trust fund and the fair value of the common trust fund are based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year. The fair value of participation units owned by the collective trust fund is determined based on the present value of the underlying contract’s expected cash flows, discounted by current market interest rates for like duration and like quality investments. The real estate limited partnership investment is recorded at the estimated appraised value as of the last business day of the Plan year. The participant loans receivable are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

2.    Summary of Significant Accounting Policies (continued)

Reclassification

Certain prior year amounts have been reclassified to conform to the current year presentation.

3.    Income Tax Status

The Plan received a determination letter from the Internal Revenue Service dated March 5, 2002, stating that the Plan is qualified under Section 401(a) of the Code and therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, that the Plan, as amended and restated, is qualified, and that the related trust is tax exempt.

4.    Investments

During 2006, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Year Ended December 31, 2006
Fair value as determined by quoted market price:
Registered investment companies	$4,264,292
Dollar General Corporation common stock Fair value as determined by quoted redemption values: Collective trust fund Fair value as determined by appraisal:	(4,683,068 663,357)
Real estate limited partnership	(5,638)
$238,943

4.    Investments (continued)

Investments which represent 5% or more of the Plan’s net assets available for benefits are as follows:

		December 31,
Identity of Party Involved	Description of Assets	2006	2005

Dollar General Corporation	Dollar General Corporation common stock	$21,810,444	$28,863,685
Dodge & Cox Funds	Dodge & Cox Balanced Fund	20,858,702	18,795,643
INVESCO Institutional Funds	Invesco Stable Value Trust at fair value (contract value is $16,234,766 and $15,386,357, at December 31, 2006 and 2005, respectively)	15,888,094	15,151,286
The American Funds Group	Washington Mutual Investors Fund R4	14,140,097	11,882,108
The American Funds Group	The Growth Fund of America	9,247,112	7,504,209
PIMCO Funds	PIMCO Total Return Fund	6,189,616	5,878,227

5.    Transactions with Parties-in-Interest

Transactions with parties-in-interest include purchases and sales of assets through State Street Bank & Trust, the trustee, and fees paid during the year for the trustee fees. Dollar General Corporation is the sponsor of the Plan. Parties-in-interest transactions also include contributions by the Employer and the Plan’s investment in Company stock, including reinvestment of dividends paid from the Company stock.

6.    Commitments and Contingencies

As previously disclosed in the Plan’s Form 11-K for the year ended December 31, 2001, filed with the Securities and Exchange Commission on July 3, 2002 (the 2001 Form 11-K), the Company restated its audited financial statements for fiscal years 1999 and 1998, and certain unaudited financial information for fiscal year 2000 (the Restatement) by means of its Form 10-K for the fiscal year ended February 2, 2001, which was filed on January 14, 2002. Also as described more fully in the 2001 Form 11-K, the Company settled the consolidated Restatement-related class action lawsuit filed in the United States District Court for the Middle District of Tennessee on behalf of a class of persons who purchased or otherwise made an investment decision regarding the Company’s securities and related derivative securities between March 5, 1997 and January 14, 2002. The $162 million settlement was approved by the court on May 24, 2002, and was paid by the Company in the first half of its fiscal year ended January 31, 2003.

6.    Commitments and Contingencies (continued)

As a member of the plaintiff class, the Plan submitted a claim of approximately $1.4 million. The actual proceeds of the Plan’s pro-rata share of the settlement were received by the Plan in August 2006 and January 2005 in the amount of $25,303 and $444,584, respectively. The total amount received was less than expected due to a high number of class action members submitting claims in the settlement, resulting in a pro-rata distribution of the settlement amount among the eligible class members in proportion to their original claim amount. The proceeds have been reflected in the applicable year’s financial statements.

7.    Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8.    Reconciliation Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2006

Net assets available for benefits per the financial statements	$106,145,537
Adjustment to report collective trust fund at fair value	(346,672)
Net assets available for benefits per the Form 5500	$105,798,865

The following is a reconciliation of additions per the financial statements to total income on the Form 5500:

Year Ended December 31, 2006

Total additions per the financial statements	$21,561,614
Adjustment to report collective trust fund at fair value	(346,672)
Total income per the Form 5500	$21,214,942

9.    Subsequent Events

On March 11, 2007, the Company entered into an Agreement and Plan of Merger (the Merger Agreement) with Buck Holdings L.P., a Delaware limited partnership (Parent) and Buck Acquisition Corp., a Tennessee corporation and wholly-owned subsidiary of Parent (Merger Sub).

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the Merger), with the Company surviving the Merger as a wholly-owned subsidiary of Parent. Merger Sub and Parent are affiliates of Kohlberg Kravis Roberts & Co., L.P. (KKR). Pursuant to the Merger Agreement, at the effective time of the Merger, each outstanding share of common stock of the Company, other than any shares held by any wholly-owned subsidiary of the Company and any shares owned by Parent or Merger Sub or held by the Company, will be cancelled and converted into the right to receive $22.00 in cash, without interest (the Merger Consideration). In addition, immediately prior to the effective time of the Merger, all shares of Company restricted stock and restricted stock units will, unless otherwise agreed by the holder and Parent, vest and be converted into the right to receive the Merger Consideration. All options to acquire shares of Company common stock will vest immediately prior to the effective time of the Merger and holders of such options will, unless otherwise agreed by the holder and Parent, be entitled to receive an amount in cash equal to the excess, if any, of the Merger Consideration over the exercise price per share of Company common stock subject to the option.

The Board of Directors of the Company unanimously approved the Merger Agreement and amended the Company’s Shareholder Rights Plan to exempt the Merger from that Plan’s operation.

Consummation of the Merger is not subject to a financing condition but is subject to customary closing conditions, including approval of the Merger Agreement by the Company’s shareholders, regulatory approval and other customary closing conditions. The Merger Agreement places specified restrictions on certain of the Company’s business activities, including but not limited to: acquisitions or dispositions of assets, capital expenditures, modifications of debt, leasing activities, compensatory changes, dividend increases, investments and share repurchases. The accompanying financial statements do not include any financial reporting impacts related to potential consummation of the Merger.

Upon the potential consummation of the Merger, each outstanding share of Dollar General common stock held in the Plan will be converted into the right to receive $22.00 in cash without interest. At December 31, 2006, the Plan held 1,358,060 shares of Dollar General stock at a fair value of $16.06 per share.

9.    Subsequent Events (continued)

Subsequent to the announcement of the Agreement and Plan of Merger among the Company, Buck Holdings L.P. and Buck Acquisition Corp. (each of Buck Holdings L.P. and Buck Acquisition Corp. is an affiliate of KKR), the Company and its directors were named in seven putative class actions alleging claims for breach of fiduciary duty arising out of the proposed sale of the Company to KKR.  Each of the complaints alleged, among other things, that Dollar General’s directors engaged in “self-dealing” by agreeing to recommend the transaction to the shareholders of Dollar General and that the consideration available to Dollar General shareholders in the proposed transaction is unfairly low. On motion of the plaintiffs, each of these cases was transferred to the Sixth Circuit Court for Davidson County, Twentieth Judicial District, at Nashville (the “Court”). By order April 26, 2007, the seven lawsuits were consolidated in the Court under the caption, “In re: Dollar General,” Case No. 07MD-1. On May 23, 2007, the Court entered an order requiring the plaintiffs in the consolidated actions to file a consolidated complaint on or before June 22, 2007. According to the terms of the proposed order, the consolidated complaint would supersede all previously-filed complaints. The plaintiffs have indicated that they intend to move for a preliminary injunction enjoining the transaction and have scheduled with the Court a hearing on this potential motion for June 13, 2007. The Company believes that the foregoing lawsuit is without merit and intends to defend the action vigorously.

At this time, management is not aware of any intentions to change the Plan as a result of the anticipated merger other than necessary changes resulting from the elimination of the Dollar General stock fund investment option from the Plan.

Supplemental Schedules

Dollar General Corporation
401(k) Savings and Retirement Plan

EIN: 61-0502302 Plan Number: 002

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2006

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Transactions
$464 for the Plan Year Ended December 31, 2006	$464 for the Plan Year Ended December 31, 2006

Earnings on these contributions and loan repayments were de minimis for inclusion in contributions reflected above.

Dollar General Corporation
401(k) Savings and Retirement Plan

EIN: 61-0502302 Plan Number: 002

Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)

December 31, 2006

		(c)
	(b)	Description of Investment Including	(e)
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,	Current
(a)	Lessor, or Similar Party	Collateral, Par or Maturity Value	Value

*	Dollar General Corporation	Dollar General Corporation common stock	$ 21,810,444
*	State Street Bank & Trust	State Street Short-Term Investment Fund	537,233
	Dodge & Cox Funds	Dodge & Cox Balanced Fund	20,858,702
	INVESCO Institutional Funds	Invesco Stable Value Trust	15,888,094
	The American Funds Group	Washington Mutual Investors Fund R4	14,140,097
	The American Funds Group	The Growth Fund of America	9,247,112
	PIMCO Funds	PIMCO Total Return Fund	6,189,616
	T. Rowe Price	T. Rowe Price Small-Cap Stock Fund	3,289,508
	The Vanguard Group	Vanguard Strategic Equity Fund	3,461,944
	Dimensional Fund Advisors Inc.	DFA International Value Fund	5,212,793
*	Participant notes receivable	Interest rate ranging from 4% to 9.5%	4,604,213

			$ 105,239,756

*Party-in-interest
Column (d) has not been presented as this information is not applicable.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Dollar General Corporation 401(k) Savings and Retirement Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 20, 2007	DOLLAR GENERAL CORPORATION

		By:	/s/ Jeffrey R. Rice
Name: Jeffrey R. Rice
Title: Vice President, Human Resources

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm